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            ROHM AND HAAS TO RE-FILE HART-SCOTT-RODINO NOTIFICATION;
                       TENDER OFFER EXTENDED TO MARCH 18TH

PHILADEPHIA,PA,MARCH 1,1999- Rohm and Haas Company (NYSE:ROH) today said that, on Wednesday, March 3rd, it will withdraw and re-file its Hart-Scott-Rodino notification for the pending acquisition of Morton International,Inc. in order to give the Federal Trade Commission additional time to review the transaction.

"The agency has indicated they would like to have more time," said Robert. P. Vogel, General Counsel for Rohm and Haas. "Morton and Rohm and Haas have many products and numerous customer groups, so the review takes a while. We've had every indication that the review process itself has been routine for a transaction of this size."

The Hart-Scott-Rodino statute typically affords the U.S. antitrust enforcement agencies 30 calendar days to review an acquisition. However, when the first step of transaction is a cash tender offer, that review period is shortened to 15 calendar days. Withdrawing and then re-filing the application gives the FTC a more customary review period.

Rohm and Haas's filing on Wednesday will re-start the 15-calendar-day waiting period which will expire on Thursday, March 18, 1999, at 11,59 p.m., New York City time, unless the FTC requests additional information from the company. Rohm and Haas said it would also extend the expiration date of the tender offer for Morton shares, currently scheduled for midnight, New York City time, on Friday, March 5th to coincide with the March 18th deadline.

In a related announcement, Rohm and Haas indicated it would make its filing for review of the Morton acquisition by the European Union later today. Late last week, Rohm and Haas announced that its largest shareholder group, the Haas family and related trusts, reaffirmed their endorsement of the transaction and signed an agreement with Morton to vote approval for completion of the deal.


                                      # # #


EDITOR'S NOTE: Rohm and Haas announced its intention to acquire Morton on February 1, 1999, and began the cash tender to purchase up to 80,916,766 shares of Morton for $37.125 per share on February 5, 1999 (through its wholly owned subsidiary, Morton Acquisition Corp). The offer is conditioned upon, among other things, the valid tender of shares representing at least 50.1% of the shares of Morton's outstanding common stock on a fully diluted basis. The offer, proration period and withdrawal rights currently is scheduled to expire at 12 o'clock midnight, New York City time, on Friday March 5th.
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Rohm and Haas then plans to acquire the remaining Morton shares in a second-step merger in which Morton shares will be exchanged for Rohm and Haas shares valued at $37.125, subject to a collar, or, if fewer than 80,916,766 shares are purchased in the tender offer, for a combination of cash and Rohm and Haas stock. Completion of the second-step merger is anticipated in the second quarter of 1999.

Rohm and Haas is a Philadelphia-based manufacturer of specialty chemicals. The company's technology is found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. Morton International is a Chicago-based marketer and manufacturer of specialty chemicals and salt. The company's 10,600 employees operated more than 100 facilities in North America, Europe and Asia.


CONTACTS FOR ROHM AND HAAS:

Media:
      John McGinnis
      (215) 592-2409

Investors:
      Eric Norris
      (215) 592-2664

D.F.King & Company,Inc
       (800) 431-9633
       (212) 269-5550